UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-D

Specialized Disclosure Report

Foot Locker, Inc.

(Exact name of registrant as specified in its charter)

New York	13-3513936
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)
112 West 34th Street, New York, New York	10120
(Address of principal executive offices)	(Zip Code)

Robert W. McHugh (212) 720-3948

(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD and the Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at:

http://www.footlockerinc.com/investors.cfm?page=investor-relations.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as an exhibit to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Listed below is the exhibit filed as part of this report.

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Foot Locker, Inc.

By: /s/ Robert W. McHugh

May 30, 2014

Robert W. McHugh

Executive Vice President, Operations Support

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